Exhibit 12

	For the Year Ended 9/25/2009	For the Year Ended 9/25/2008	For the Year Ended 9/25/2007	For the Year Ended 9/25/2006	For the Year Ended 9/25/2005
Earnings:
Income before income tax expense	$(12,388,726)	$(11,438,560)	$274,973	$804,078	$737,577

Fixed charges	$8,624,927	$9,258,423	$8,984,147	$8,350,723	$7,311,352

Earnings	$(3,763,799)	$(2,180,137)	$9,259,120	$9,154,801	$8,048,929

Fixed charges:

Interest expense	$7,611,185	$8,275,310	$8,025,969	$7,349,884	$6,354,744

Estimated interest within rental expense	$1,013,742	$983,113	$958,178	$1,000,839	$956,608

Fixed charges	$8,624,927	$9,258,423	$8,984,147	$8,350,723	$7,311,352

Ratio of earnings to fixed charges	(1)	(1)	1.03	1.10	1.10

(1)	Calculation results in a deficiency in the ratio (i.e. less than one to one coverage). The deficiency in earnings to cover fixed charges was $12,388,726 for the year ended September 25, 2009 and $11,438,560 for the year ended September 25, 2008.